Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 (212) 813-8800

May 2, 2025

BY EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Attention:	Tyler Howes
Jason Drory

Re:	CERo Therapeutics Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A Filed April 25, 2025 File No. 001-40877

Ladies and Gentlemen:

This letter is submitted on behalf of CERo Therapeutics Holdings, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in a letter dated May 1, 2025 (the “Comment Letter”) with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A filed on April 25, 2025 (the “Proxy Statement”). The Company is concurrently submitting Amendment No. 1 to the Proxy Statement (“Amendment No. 1”), which includes changes in response to certain of the Staff’s comments.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses below refer to Amendment No. 1. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Preliminary Proxy Statement on Schedule 14A

Proposal No. 1: Reverse Stock Split Proposal, page 7

1.	Please revise to disclose the range of the proposed reverse stock split.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Proposal No. 1 in Amendment No. 1 on page 7 and elsewhere throughout Amendment No. 1 to include the information with respect to the range of the proposed reverse stock split.

Proposal No. 3: Nasdaq Stock Issuance (Series D) Proposal

Overview, page 19

2.	We note your disclosure here stating that the Series D Preferred shares will convert into 12,820,513 shares of Common Stock, or approximately 71.3% of the then-outstanding Common Stock, at an initial conversion price of $0.78 per share. Please revise here to prominently disclose the significance of the potential dilution and any additional dilution which could occur as a result of the alternate conversion provision.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure relating to Proposal No. 3 in Amendment No. 1 on page 19 to add a new subsection titled “Potential Adjustments”, which includes information with respect to the potential dilution pursuant to the alternate conversion provision and other potential adjustments.

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at jletalien@goodwinlaw.com or (212) 459-7203.

Sincerely,

/s/ Jeffrey A. Letalien
Jeffrey A. Letalien

cc:	Chris Ehrlich, CERo Therapeutics Holdings, Inc.
Stephen Davis, Goodwin Procter LLP